Titan Medical to Webcast Business Update and Outlook Conference Call on September 20, 2018

TORONTO, Sept. 12, 2018 -- Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), announced today that it will provide a live webcast of its business update and outlook conference call on Thursday, September 20th, beginning at 5:00 p.m. Eastern time. Speakers on the call will include David J. McNally, Chief Executive Officer of Titan Medical, Stephen D. Randall, the Company's Chief Financial Officer, and Medical Advisor Arnold Advincula, M.D., whose role has recently been expanded to advise the company on clinical education and hospital economics.

Investors can access the call through Titan Medical’s website at www.titanmedicalinc.com, by clicking on the "Investors" page. For those unable to listen to the live webcast, a replay will be archived on the Company’s website.

About Titan
Titan Medical Inc. is focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue focused surgical indications for the SPORT Surgical System, which may include one or more of gynecologic, urologic, colorectal or general abdominal procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Contacts:

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com